Date:

August 7, 2015

Principal Amount:

$101,535.00

Interest Rate:

6%

Due:

July 31, 2017

PROMISSORY NOTE

FOR VALUABLE CONSIDERATION the undersigned promises to pay to HEIDI E. ALSTON or to bearer or to order, at 65 Hidden Spring Green NW, Calgary, Alberta T3A 5N2 or at such other place as HEIDI E. ALSTON shall designate, the sum of ONE HUNDRED AND ONE THOUSAND FIVE HUNDRED AND THIRTY-FIVE DOLLARS ($101,535.00), with interest accrued thereon, (the “Indebtedness”) ON JULY 31, 2017 (the “Due Date”), or such earlier date as the undersigned designates.

The undersigned acknowledges and confirms that this promissory note supersedes three previously issued demand promissory notes dated February 18, 2015, April 8, 2015 and May 22, 2015 for the principal amounts of $20,000, $30,000 and $30,000, respectively.  The Indebtedness includes unpaid accrued interest attributable to the aforesaid three superseded demand promissory notes and a fourth advance of $20,000 made on August 7, 2015.

In the event of default by the undersigned in making payments of any principal or accrued interest on the Due Date, the entire balance then outstanding hereunder shall immediately become due and payable without further notice or demand.  Interest shall accrue on all outstanding principal and on any overdue and accrued interest at the rate of six percent (6%) per annum, calculated and compounded semi-annually, not in advance from and including the date hereof to and including the date on which all Indebtedness hereunder is paid in full.

The undersigned does hereby waive presentment, notice of dishonor, protest and notice of protest of this promissory note.

CMX GOLD & SILVER CORP.

“Jan M. Alston”

JAN M. ALSTON,

President & CEO